UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Security Exchange Act of 1934
(Amendment No.     )

Yandex N.V.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

N97284108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. N97284108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vladimir Ivanov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Russia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,218,884 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 13,218,884 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,218,884(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%(2)

12.	Type of Reporting Person (See Instructions) IN

(1)  Consists of 13,218,884 Class B Shares, each of which may be converted at the option of the holder into one Class A Share. The rights of the holders of Class A Shares and Class B Shares are identical, except with respect to conversion rights and voting rights. Each Class B Share is entitled to ten votes per share, and each Class A Share is entitled to one vote per share.

(2)  Based on 159,217,348 Class A Shares outstanding as of December 31, 2011, and assumes conversion of all such reporting person’s Class B Shares into Class A Shares.

CUSIP No. N97284108

Item 1.
	(a)	Name of Issuer Yandex N.V.
	(b)	Address of Issuer’s Principal Executive Offices Laan Copes Van Cattenburgh 52 The Hague P72585 The Netherlands

Item 2.
	(a)	Name of Person Filing This Schedule 13G is being filed on behalf of the following person: Vladimir Ivanov
	(b)	Address of Principal Business Office c/o Yandex N.V. Laan Copes Van Cattenburgh 52 The Hague P72585 The Netherlands
	(c)	Citizenship Russia
	(d)	Title of Class of Securities Class A Ordinary Shares
	(e)	CUSIP Number N97284108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

Item 4.	Ownership.
	(a)	Amount beneficially owned: Vladimir Ivanov		Class A Shares(3) 13,218,884
	(b)	Percent of class Vladimir Ivanov		7.7%
	(c)	Number of shares as to which such person has:		Class A Shares
		(i)	Sole power to vote or to direct the vote: Vladimir Ivanov	13,218,884
		(ii)	Shared power to vote or to direct the vote: Vladimir Ivanov	0
		(iii)	Sole power to dispose or to direct the disposition of: Vladimir Ivanov	13,218,884
		(iv)	Shared power to dispose or to direct the disposition of: Vladimir Ivanov	0

Item 5.	Ownership of Five Percent or Less of a Class
	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
	Not applicable.

Item 8.	Identification and Classification of Members of the Group
	Not applicable.

Item 9.	Notice of Dissolution of Group
	Not applicable.

Item 10.	Certification
	Not applicable.

Exhibits

None

(3)  Assumes conversion of all such reporting person’s Class B Shares into Class A Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2012

/s/ Vladimir Ivanov
Vladimir Ivanov